Exhibit 11.                                Statement re: Computation of Per Share Earnings

Net loss as at November 30, 2008	$ 33,807

Average number of shares outstanding since inception (i)	14,000,000

Net loss per share for the period from October 4, 2006 (date of inception) to November 30, 2008	$ (0.002)

The Company has not stock options, warrants or rights outstanding as at August 31, 2008.

There have been no shares issued between November 30, 2008 and March 15, 2009 or up to the date of this prospectus.